DiVall Insured Income Properties 2, L.P.
Quarterly News

August 15, 2019

What a Difference Six Months Makes!

I think it interesting to review the three (3) properties that prospective buyers either tried to discount or carve-out of the portfolio.

Applebee's (Reynoldsburg, OH)

The franchisee tenant that filed for Chapter 11 Bankruptcy protection "accepted" our lease without modification in January, 2019. All rents had been current, and they even owed percentage rents for the first time in recent memory.

For the first six months of 2019, its sales are up 9%. It should be an even better percentage rent year than 2018.

Wendy's, 3013 Peach Orchard, (Augusta, GA)

This store was destroyed by a fire on July 4, 2018. We had amended the lease to assure that uninterrupted fixed rent would be paid monthly. Obviously, percentage rents were interrupted. A new prototype and spectacular store was built and opened June 18, 2019. For the 13 days in June the store was open it did $152,000 in sales. That would compute to a monthly sales equivalent of $350,000.

In reviewing monthly sales for all our stores since 2016, the highest monthly sales total was $270,000 in June of 2018 at the Whiskey Road Wendy's location in Aiken, S.C.

The highest sales for the Peach Orchard store before the fire since 2016 was $202,000 in June, 2018. (ironically the month before the fire).

We can't wait to watch this store's performance and hopefully, amaze us by reaching its percentage rent breakpoints easily in slightly over six months.

Someone lost an opportunity for a great store and it wasn't us.

Vacant Property (Martinez, GA; expired Wendy's)

We were in negotiations during the bid process for Brakes4Less. No prospects wanted to assume any risk for a vacant store.

Brakes4Less opened June 29, 2019 after a major building renovation. The tenant is a strong, multi-store operator in the Southeast.

Although we abated $60,000 in rent (year one), that was probably less than 20% of the invested renovation dollars. The one year abatement period commenced May 16, 2019. This store isn't compatible with our fast-food restaurant portfolio and we will consider marketing the asset when rent commences in May, 2020. We would expect our listing price to significantly exceed the bid package minimum valuation.

Percentage Rents

This was another significant revenue source for any portfolio bidder. Buyers impute more risk and lesser value to percentage rents than fixed rents, even with a long track record of consistency and growth.

Percentage Rents (cont'd)

So instead of valuing the growth opportunities in percentage rents, Buyers want to discount valuations for percentage rents.

Last year percentage rents were 39% of total revenues. We won't discount this consistent revenue with annual growth potential, as drastically as the pool of prospective buyers would demand.

For the first six months our Wendy's sales (excluding bad year-to-year comparisons for the Peach Orchard store) were up $500,000 over 2018 and all of this growth was subject to percentage rents.

Again, someone missed an opportunity, and it wasn't us.

Distribution Highlights

- **$100,000 ($2.16 per unit)** will be distributed for the second quarter of 2019 on or about August 15, 2019.
- Since the Partnership's initial capital raise of $46 million in the early 1990's, the Partnership has distributed approximately $78 million to investors, from both operations and strategic sales.

QUESTIONS & ANSWERS

- *When can I expect to receive my next distribution mailing?*
  Your distribution correspondence for the Third Quarter of 2019 is scheduled to be mailed on or about November 15, 2019.
- *How can I obtain hard copies of Quarterly and Annual Reports or other SEC filings?*
  Please visit the Investor Relations page at the Partnership website at www.divallproperties.com or the SEC website at www.sec.gov to print a copy of the report(s) or contact Investor Relations.
- *How do I have a question answered in the next Newsletter?*
  Please e-mail your specific question to Lynette DeRose at lderose@theprovogroup.com or visit the Investor Relations page at www.divallproperties.com.
- *I've moved. How do I update my account registration?*
  Please mail or fax to DiVall Investor Relations a signed letter stating your new address and telephone number. Updates cannot be accepted over the telephone or via voicemail messages.

Access to Additional Financial Information

For further quarterly 2019 unaudited financial information, see the Partnership's interim financial reports filed as part of the Partnership's Form 10-Q. A copy of this filing and other public reports can be viewed and printed free of charge at the Partnership's website at www.divallproperties.com or at the SEC's website at www.sec.gov. The Partnership's 2018 Annual Report on Form 10-K was filed with the SEC on April 1, 2019, which also can be accessed via the websites listed.

DIVALL INVESTOR RELATIONS CONTACT INFORMATION:

MAIL: DiVall Investor Relations
c/o Phoenix American Financial Services, Inc
2401 Kerner Blvd.
San Rafael, CA 94901
PHONE: 1-800-547-7686
FAX: 1-415-485-4553